FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 31, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2004

Moscow, Russian Federation – August 31, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces excellent financial and operating results demonstrated by increased revenues, net income and free cash-flow for the second quarter of 2004(1).

Key Highlights:

•      Revenues up 52% year-on-year to $918.2 million driven by doubled subscriber base; net income up 108% year-on-year to $267.5 million

•      Operating income before depreciation and amortization (OIBDA)(2) up 60% year-on-year to $521.5 million (an all-time high OIBDA margin of 56.8%) as a result of growth in revenues and higher efficiency partially due to increased scale and cost control

•      MTS was free cash-flow(3) positive for both Q2 and H1 2004, generating $293.0 million for the first six months of the year

•      For H1 2004 value-added service revenues amounted to $154.4 million, representing 9.3% of total consolidated service revenues

•      Churn rates declined in both Russia and Ukraine compared to the previous quarter due to new loyalty programs and new dealer commission payment scheme

•      Continued strong subscriber base growth with 8.80 million new customers added since the beginning of the year to reach 25.50 million as of August 30, 2004

Financial Highlights (Unaudited)

US$ million	Q2 2004	Q1 2004	Change Q-on-Q	Q2 2003	Change Y-on-Y
Revenues	918.2	802.7 (4)	14.4%	606.0	51.5%
Operating income	371.7	306.8	21.2%	225.4	64.9%
Operating margin	40.5%	38.2%	—	37.2%	—
Net income	267.5	207.8	28.7%	128.5	108.2%
OIBDA	521.5	440.7	18.3%	325.0	60.5%
OIBDA margin	56.8%	54.9%	—	53.6%	—

Commenting on the results, Vassily Sidorov, President and CEO of MTS, said: “We produced strong operating and financial results for the quarter. Our focus on cost efficiency and the increasing economies of scale in our business resulted in an additional improvement in margins. We continue to maintain MTS’ position as the leading mobile operator in Russia and the CIS through profitable organic growth and measured expansion into new markets, as well as by strengthening our brand and providing superior services to our customers.”

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3) See Attachment B for reconciliation of free cash-flow to its most directly comparable US GAAP financial measures.

(4) Number revised in Q2 2004 due to the subsequent reclassification in intercompany balances with no effect on OIBDA and net income amounts.

Subscriber Base Dynamic

The robust expansion of the mobile markets in Russia and Ukraine continued during the quarter. Around 7.2 million(5)  new customers signed up to mobile networks in Russia and 1.2 million in Ukraine during Q2 2004. The total mobile population in Russia increased to 49.5 million (a penetration of 34.1%) and to 8.4 million in Ukraine (a penetration of 17.4%). MTS accounted for around 36% of new organic additions in Russia and 67% in Ukraine in Q2 2004, adding 3.37 million customers organically and 0.22 million via the consolidation of its 100% ownership in Primtelefon (as reported earlier, MTS acquired the remaining 50% stake in Primtelefon on June 30, 2004).

MTS finished Q2 2004 with a consolidated subscriber base of 22.78 million subscribers (18.14 million in Russia and 4.63 million in Ukraine). The Company successfully retained its 37% leading market share in Russia and further increased its market share in Ukraine from 53% to 55%. After the end of Q2 2004, on August 10, 2004, MTS’ subscriber base in Ukraine exceeded 5 million, a milestone that underlines the strength of the Company’s competitive position in this dynamic market.

The growth of the mobile market in Belarus was similar to that in Russia and Ukraine. During Q2 2004, the number of mobile phone users in Belarus increased by 0.3 million to 1.6 million (a penetration of 16%). MTS’ unconsolidated 49%-owned joint venture accounted for around 53% of new additions, bringing the total number of its customers to 0.74 million. The joint venture’s market share continued to increase during the quarter from 44% to 46%.

As of June 30, 2004, 65% of MTS’ customers in Russia and 83% of its customers in Ukraine were signed up to pre-paid tariff plans (Jeans in Russia and Jeans and SIM-SIM in Ukraine). The Company’s pre-paid customers accounted for 81% of gross additions in Russia and 90% in Ukraine during Q2 2004.

As reported on August 2, 2004, MTS entered another sizable market in the CIS, Uzbekistan, through the acquisition of a majority ownership in the country’s leading GSM operator, Uzdunrobita. In terms of population, Uzbekistan is the third largest country in the CIS after Russia and Ukraine, with 25.2 million inhabitants. Mobile penetration in Uzbekistan is just over 1.5%, providing MTS with potentially significant growth opportunities on this market. This acquisition added 0.21 million users to MTS’ consolidated subscriber base.

As of August 30, 2004, the Company’s consolidated subscriber base was at 25.50 million, comprised of 20.00 million in Russia, 5.26 million in Ukraine and 0.25 million in Uzbekistan. In addition, MTS’ joint venture in Belarus provided services to 0.89 million customers.

CAPEX and Debt Position

MTS’ capital expenditures on property, plant and equipment during Q2 2004 totaled $221.8 million (of which $50.0 million was spent in Ukraine), amounting to $435.2 million for the first half of the year. In addition, MTS spent $21.8 million on purchases of intangible assets during Q2 2004 (of which $12.1 million was spent in Ukraine), bringing the total expenditure for the first half of 2004 to $40.6 million.

During the first half of 2004, MTS’ debt position decreased. As of June 30, 2004, the Company’s total debt(6) was $1.40 billion (compared to $1.66 billion at the end of 2003), and its net debt was $1.05 billion (compared to $1.32 billion at the end of 2003).

(5) The source for all market information in this press release is AC&M-Consulting.

(6) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

Operational Highlights

	Q2 2004	Q1 2004		Q4 2003	Q3 2003	Q2 2003
Total consolidated subscribers, end of period (mln)	22.78	19.19		16.72	13.89	11.34
Russia (mln)	18.14	15.34		13.37	11.34	9.32
Ukraine (mln)	4.63	3.85		3.35	2.55	2.02
Unconsolidated subsidiaries in Russia(7), thousands	11.5	163.8		123.1	114.4	—
MTS Belarus(8), thousands	744.7	592.6		464.8	308.9	170.2
Russia
ARPU (US$)(9)	14.1	14.1	(10)	16.3	18.8	18.7
MOU (minutes)	160	147		140	159	162
Churn rate (%)	7.7	10.0		12.5	12.3	11.0
SAC per gross additional subscriber (US$)	21	23		24	23	27
Ukraine
ARPU (US$)	14.6	14.0		15.4	17.8	17.2
MOU (minutes)	127	111		114	110	97
Churn rate (%)	5.2	6.0		6.5	4.6	5.5
SAC per gross additional subscriber (US$)	18	25		26	34	37

MTS’ Operations in Russia

At $728.3 million(11) in Q2 2004, revenues from MTS’ operations in Russia were up 12.4% compared to Q1 2004 (43.7% year-on-year). OIBDA in Q2 2004 increased by 15.8% compared to Q1 2004 (52.5% year-on-year) to $413.7 million, an OIBDA margin of 56.8%. Net income in Q2 2004 reached $209.1 million, an increase of 26.7% compared to Q1 2004 (86.3% year-on-year).

The increase in OIBDA margin in Q2 2004 compared to the previous quarter is partially due to the new dealer commission payment scheme in Moscow introduced in February 2004, whereby commissions to dealers are deferred for up to one year replacing the one-time commission payment scheme. In addition, the size of commission was lowered in certain regions. Another factor that influenced the increase in profitability during the quarter was the reduction in roaming expenses due to the increased share of intra-network roaming.

The average monthly minutes of usage per subscriber (MOU) increased in Q2 2004 to 160 minutes compared to 147 minutes in Q1 2004, partially as a result of a number of marketing initiatives aimed at encouraging customers to use their mobile phones more often. However, these initiatives also led to an increased number of calls made by customers within the network (outgoing calls between MTS customers receive discounted rates), resulting in a flat average

(7) On June 30, 2004, MTS increased its stake to 100% and began to consolidate Primtelefon, a local mobile operator in the Far Eastern and Siberian parts of Russia, after its acquisition of the remaining 50% stake in the company (previously Primtelefon subscribers had been treated as unconsolidated subscribers). Since Q2 2004, MTS increased its stakes to 100% and began to consolidate Volgograd Mobile and Astrakhan Mobile, local mobile operators in the Volga part of Russia, after its acquisition of the remaining 50% stakes in both on August 24, 2004.

(8) MTS owns a 49% stake in Belarus operator, Mobile TeleSystems LLC, which is not consolidated.

(9) See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(10) Originally released as $14.7. The number was revised due to the subsequent reclassification of intercompany balance with no effect on total service revenues.

(11) Excluding intercompany eliminations of $0.6 million.

monthly revenue per user (ARPU) in Russia compared to the previous quarter of $14.1 in Q2 2004.

The decline in MTS’ quarterly churn rate continued, reaching 7.7% in Q2 2004 compared to 10.0% in Q1 2004 and 11.0% in Q2 2003, mainly because of the launch of its new loyalty programs (in particular, discounts to subscribers signing term-contracts) and successful implementation of a new sales strategy.

MTS’ Operations in Ukraine

At $190.5 million(12) in Q2 2004, revenues from MTS’ operations in Ukraine increased by 23.1% compared to Q1 2004 (89.5% year-on-year). OIBDA in Q2 2004 increased by 29.1% compared to Q1 2004 (100.4% year-on-year) to $107.8 million, an OIBDA margin of 56.6%. The further increase in OIBDA margin in Q2 2004 compared to the previous quarter was largely due to improved economies of scale and cost control. Net income in Q2 2004 reached $58.4 million, an increase of 36.4% compared to Q1 2004 (258.4% year-on-year).

Q2 2004 was marked by a positive development in MTS’ ARPU and MOU in Ukraine. During the quarter, the Company’s ARPU was up from $14.0 in Q1 2004 to $14.6, driven mainly by an increase in usage from 111 minutes to 127 minutes. This growth continues the overall trend of increasing usage, following a slight decline in Q1 2004 (seasonally the weakest quarter in terms of usage).

MTS’ SAC per gross additional subscriber in Ukraine declined to $18 in Q2 2004 from $25 in Q1 2004. Similar to the trends experienced by the Company in Russia, the SAC decrease in Ukraine was largely attributable to the increasing percentage of pre-paid subscribers in the mix of gross additions and reductions in contract subscriber acquisition costs.

Continued emphasis on loyalty during Q2 2004 helped to reduce MTS’ quarterly churn rate in Ukraine even further, to reach 5.2% compared to 6.0% in the previous quarter.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7 095 911-65-53
Andrey Braginski	e-mail: ir@mts.ru

(12) Excluding intercompany eliminations of $0.6 million.

***

***

Mobile TeleSystems (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the company services over 25.5 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Attachments to the Second Quarter 2004 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q2 2004	Q1 2004	Q2 2003
Operating income	371.7	306.8	225.4
Add: depreciation and amortization	149.8	133.9	99.6
OIBDA	521.5	440.7	325.0

OIBDA margin can be reconciled to our operating margin as follows:

	Q2 2004	Q1 2004	Q2 2003
Operating margin	40.5%	38.2%	37.2%
Add: depreciation and amortization as a percentage of revenue	16.3%	16.7%	16.4%
OIBDA margin	56.8%	54.9%	53.6%

***

Attachment B

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of June 30, 2004	As of December 31, 2003
Current portion of long-term debt and of capital lease obligations	461.5	710.3
Long-term debt	929.7	942.4
Capital lease obligations	7.1	7.6
Total debt	1 398.3	1 660.3
Less:
Cash and cash equivalents	(289.9)	(90.4)
Short-term investments	(59.0)	(245.0)
Net debt	1 049.4	1 324.9

Free cash-flow can be reconciled to our consolidated net cash provided by operating activities as follows:

US$ million	For six months ended June 30, 2004
Net cash provided by operating activities	790.8
Less
Purchase of property, plant and equipment	(435.2)
Purchase of intangible assets	(40.7)
Investments in and advances to associates	(1.1)
Acquisition of subsidiaries, net of cash acquired	(20.8)
Free cash-flow	293.0

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, and whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003 AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003

Net operating revenue
Service revenue and connection fees	$900 469	$580 227	$1 681 376	$1 008 839
Sales of handsets and accessories	17 772	25 812	39 599	43 295
	918 241	606 039	1 720 975	1 052 134
Operating expenses
Cost of services	109 143	69 234	205 686	124 177
Cost of handsets and accessories	43 524	45 754	86 840	73 639
Sales and marketing expenses	99 043	77 828	190 864	135 564
General and administrative expenses	134 151	76 635	251 093	140 808
Depreciation and amortization	149 770	99 584	283 622	174 774
Provision for doubtful accounts	4 902	8 288	11 707	22 851
Other operating expenses	6 007	3 296	12 615	5 285

Net operating income	371 701	225 420	678 548	375 036

Currency exchange and translation losses (gains)	5 199	(666)	(2 996)	(1 408)

Other expense (income):
Interest income	(4 829)	(5 591)	(10 852)	(8 823)
Interest expenses, net of amounts capitalized	26 109	23 036	53 709	41 848
Other expense (income)	(6 352)	605	(16 453)	855
Total other expense (income), net	14 927	18 050	26 404	33 880

Income before provision for income taxes and minority interest	351 574	208 036	655 140	342 564

Provision for income taxes	74 573	55 943	162 688	96 412

Minority interest	9 482	23 569	17 112	37 410

Net income	267 519	128 524	475 340	208 742
Weighted average number of shares outstanding, in thousands	1 983 400	1 983 400	1 983 400	1 983 400
Earnings per share - basic and diluted	0.135	0.065	0.240	0.105

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2004 AND DECEMBER 31, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	As of June 30 2004	As of December 31 2003
CURRENT ASSETS:
Cash and cash equivalents	$289 885	$90 376
Short-term investments	59 002	245 000
Trade receivables, net	130 131	99 951
Accounts receivable, related parties	15 227	3 356
Inventory, net	66 695	67 291
VAT receivable	187 332	209 629
Prepaid expenses and other current assets	132 949	124 876
Total current assets	881 221	840 479

PROPERTY, PLANT AND EQUIPMENT	2 575 119	2 256 076

INTANGIBLE ASSETS	986 142	1 015 780

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	84 439	103 585

OTHER ASSETS	6 982	9 431

Total assets	4 533 903	4 225 351

CURRENT LIABILITIES
Accounts payable	210 442	168 039
Accrued expenses and other current liabilities	677 036	387 756
Accounts payable, related parties	9 495	31 904
Current portion of long-term debt, capital lease obligations	461 521	710 270
Total current liabilities	1 358 494	1 297 969

LONG-TERM LIABILITIES
Long-term debt	929 635	942 418
Capital lease obligations	7 120	7 646
Deferred income taxes	167 581	180 628
Deferred revenue and other	34 296	25 177
Total long-term liabilities	1 138 632	1 155 869

Total liabilities	2 497 126	2 453 838

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	48 329	47 603

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2004 and December 31, 2003, 345,244,080 of which are in the form of ADS)	50 558	50 558
Treasury stock (9,929,074 common shares at cost as of June 30, 2004 and December 31, 2003)	(10 197)	(10 197)
Additional paid-in capital	560 475	559 911
Unearned compensation	(551)	(869)
Shareholder receivable	(23 679)	(27 610)
Accumulated other comprehensive income	10 805	7 595
Retained earnings	1 401 037	1 144 522
Total shareholders’ equity	1 988 448	1 723 910

Total liabilities and shareholders’ equity	4 533 903	4 225 351

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(Amounts in thousands of U.S. dollars)

	Six months ended June 30, 2004	Six months ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$475 340	$208 742

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	17 112	37 410
Depreciation and amortization	283 622	174 774
Amortization of deferred connection fees	(27 067)	(16 166)
Equity in net income (loss) of associates	(11 687)	—
Provision for obsolete inventory	6 456	3 277
Provision for doubtful accounts	11 707	22 851
Deferred taxes	(21 372)	(17 064)
Non-cash expenses associated with stock bonus and stock options	318	—

Changes in operating assets and liabilities:
Increase in accounts receivable	(52 916)	(41 732)
Increase in inventory	(4 832)	(4 255)
(Increase) / Decrease in prepaid expenses and other current assets	(10 424)	3 783
(Increase) / Decrease in VAT receivable	26 337	(35 195)
Increase in trade accounts payable, accrued liabilities and other current liabilities	98 231	58 916
Net cash provided by operating activities	790 825	395 341

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(20 848)	(301 814)
Purchase of property, plant and equipment	(435 223)	(325 843)
Purchase of intangible assets	(40 634)	(57 396)
Purchase of short-term investments	(45 365)	—
Proceeds from sale of short-term investments	230 000	—
Investments in and advances to associates	(1 114)	(17 173)
Net cash used in investing activities	(313 184)	(702 226)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	—	400 000
Repayment of notes	(300 000)	—
Notes issuance cost	—	(3 929)
Capital lease obligaiton principal paid	(5 480)	(6 982)
Dividends paid	(6 795)	—
Proceeds from loans	205 544	58 144
Loan principal paid	(177 498)	(61 895)
Payments from AFK Sistema	4 496	—
Net cash used in financing activities	(279 733)	385 338

Effect of exchange rate changes on cash and cash equivalents	1 601	447

NET INCREASE IN CASH AND CASH EQUIVALENTS:	199 509	78 900

CASH AND CASH EQUIVALENTS, at beginning of period	90 376	34 661

CASH AND CASH EQUIVALENTS, at end of period	289 885	113 561

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: August 31, 2004